

The Block Distilling Company, LLC (the "Company") a Colorado Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Block Distilling Company, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 26, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	33,291	39,655
Accounts Receivable	19,923	16,589
Inventory	440,339	335,939
Employee Retention Credit Receivable	-	87,494
Total Current Assets	493,554	479,678
Non-current Assets		
Equipment, Furniture & Fixtures, Vehicles, Leasehold Improvements, net of Accumulated Depreciation	1,810,094	1,434,881
Right-of-Use Asset - Operating Leases, Net of Accumulated Amortization	2,476,606	-
Security Deposits	9,545	9,545
Other Assets	651	651
Total Non-Current Assets	4,296,896	1,445,078
TOTAL ASSETS	4,790,449	1,924,756
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	353,969	211,617
Line of Credit	27,710	34,853
Notes Payable	200,000	25,000
Notes Payable - Related Party	482,343	401,296
Whiskey Notes	21,000	57,000
Current Portion of Revenue-Based Financing	31,231	-
Current Portion of Long Term Notes Payable	38,563	29,258
PPP Loan	-	46,512
Deferred Rent	38,651	59,753
Deferred Revenue	57,156	35,670
Accrued Interest	62,162	179,058
Short-term Lease Liability - Operating Leases	222,598	-
Sales Tax Payable	7,095	5,072
Other Liabilities	14,680	2,433
Total Current Liabilities	1,557,157	1,087,523
Long-term Liabilities		
Long Term Notes Payable	462,783	277,996
Revenue-Based Financing	37,778	-
EIDL	150,000	150,000
Long-term Lease Liability - Operating Leases	2,294,755	-
Total Long-Term Liabilities	2,945,316	427,996
TOTAL LIABILITIES	4,502,473	1,515,518
EQUITY		
Class A Preferred Shares	725,000	725,000
Class AA Preferred Shares	104,068	104,068
Class AAA Preferred Shares	2,082,025	1,529,789
Accumulated Deficit	(2,623,117)	(1,949,620)
Total Equity	287,976	409,237
TOTAL LIABILITIES AND EQUITY	4,790,449	1,924,756

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	1,077,525	950,784
Cost of Revenue	297,334	230,084
Gross Profit	780,191	720,699
Operating Expenses		
Advertising and Marketing	40,077	57,287
General and Administrative	559,810	424,037
Legal and Professional	243,332	62,737
Rent and Lease	268,222	248,504
Owner Guaranteed Payments	156,000	153,000
Depreciation	184,533	168,234
Total Operating Expenses	1,451,975	1,113,799
Operating Income (loss)	(671,784)	(393,100)
Other Income		
PPP Loan Forgiveness	46,512	61,642
Grant Income	10,000	-
Other	5,000	-
Total Other Income	61,512	61,642
Other Expense		
Interest Expense	77,856	187,867
Loss on Sale of Revenue	29,308	11,050
Other	-	12,821
Total Other Expense	107,164	211,738
Earnings Before Income Taxes	(717,436)	(543,196)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(717,436)	(543,196)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(717,436)	(543,196)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	184,533	168,234
PPP Loan Forgiveness	(46,512)	(15,130)
Operating Lease Expense	40,747	-
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses	142,351	71,166
Accrued Interest	(10,736)	111,856
Inventory	(104,400)	(65,784)
Accounts Receivable	(3,334)	(3,882)
Employee Retention Credit Receivable	87,494	(34,975)
Deferred Rent	(21,101)	28,724
Sales Tax Payable	2,022	(1,230)
Deferred Revenue	21,486	7,203
Other	12,247	(2,399)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	304,797	263,783
Net Cash provided by (used in) Operating Activities	(412,639)	(279,413)
INVESTING ACTIVITIES		
Equipment	(55,567)	(11,789)
Furniture & Fixtures	(592)	2,421
Vehicles	(21,249)	(5,300)
Leasehold Improvements	(482,337)	(258,547)
Net Cash provided by (used by) Investing Activities	(559,746)	(273,216)
FINANCING ACTIVITIES		
Issuance of Class AAA Preferred Shares	376,014	666,367
Proceeds from Notes Payable	656,200	28,761
Payments on Notes Payable	(74,829)	(160,271)
Proceeds from Whiskey Notes	-	15,000
Payments on Whiskey Notes	(22,000)	(21,000)
Payments on Line of Credit	(7,143)	(9,776)
Proceeds from Revenue-Based Financing	37,778	-
Net Cash provided by (used in) Financing Activities	966,020	519,080
Cash at the beginning of period	39,655	73,203
Net Cash increase (decrease) for period	(6,364)	(33,548)
Cash at end of period	33,291	39,655
OTHER NONCASH FINANCING ACTIVITIES		
Conversion of Notes Payable to Class AAA	(100,000)	(294,806)
Conversion of Whiskey Notes to Class AAA	(14,000)	(48,000)
Conversion of Accrued Interest to Class AAA	(62,221)	(190,616)

Statement of Changes in Member Equity

	Common	Class A Preferred		Class AA Preferred		Class AAA Preferred		Accumulated Adjustments	Accumulated Deficit	Total Member Equity
	# of Shares	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance at 1/1/2021	1,500,000	1,015,000	725,000	62,441	104,068	121,386	330,000	(7,921)	(1,398,503)	(247,356)
Issuance of Common	9,648	-	-	-	-	-	-	-	-	-
Issuance of Class AAA	-	-	-	-	-	216,948	666,367	-	-	666,367
Whiskey Note Conversions	-	-	-	-	-	27,575	74,964	-	-	74,964
12% Note Conversions	-	-	-	-	-	168,640	458,459	-	-	458,459
Net Income (Loss)	-	-	-	-	-	-	-	-	(543,196)	(543,196)
Ending Balance 12/31/2021	1,509,648	1,015,000	725,000	62,441	104,068	534,549	1,529,789	(7,921)	(1,941,699)	409,237
Issuance of Common	42,000	-	-	-	-	-	-	-	-	-
Issuance of Class AAA	-					114,042	351,014	-	-	351,014
Whiskey Note Conversions	-	-	-	-	-	10,381	28,221	-	-	28,221
12% Note Conversions	-	-	-	-	-	54,440	148,000	-	-	148,000
Note Conversion	-	-	-	-	-	9,196	25,000	-	-	25,000
Net Income (Loss)	-	-	-	-	-	-	-	-	(717,436)	(717,436)
Prior Period Adjustment	-	-	-	-	-	-	-	43,939	-	43,939
Ending Balance 12/31/2022	1,551,648	1,015,000	725,000	62,441	104,068	722,608	2,082,025	36,018	(2,659,135)	287,976

The Block Distilling Company, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Block Distilling Company, LLC ("the Company") was formed in Colorado on August 5th, 2015. The Company generates revenue from the manufacturing and sale of alcoholic spirits and RTDs from its headquarters in Denver, CO. The Company's customers are mainly located in Colorado; however, the Company will add out-of-state distribution through wholesale distributors.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Tasting Room Sales – The Company generates revenue from the sale of cocktails and bottled spirits on its premises. Cash is received at the point of sale, and revenue is recognized when the Company satisfies its performance obligation of transferring the good or service to the customer.

Sales of Spirits - The Company generates revenue from the wholesale of its bottled spirits to distributors. The Company's performance obligation is the delivery of these products. Revenue is recognized on a Net 30 basis following the date of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

A summary of the Company's revenue is provided below:

Revenue Type	2022	2021
Tasting Room Sales	838,780	806,824
Sales of Spirits	169,441	91,384
Other (Specialty Sales, Food Truck, Merchandise, etc.)	69,304	52,577
Grand Total	1,077,525	950,784

As of December 31, 2022 and 2021, the Company had respective deferred revenue of $57,156 and $35,670 where cash was received with remaining performance obligations to be satisfied. Deferred revenue consists of (i) club memberships whereby the Company is obligated to provide 2 bottles from each limited quarterly release, (ii) sale of whiskey barrels, and (iii) gift cards. In relation to the club memberships and whiskey barrels, the Company defers and subsequently recognizes revenue as the bottles and barrels are provided to customers at which point performance obligations become satisfied. A summary of the Company's deferred revenue is provided below:

Deferred Revenue	2022	2021
Club Memberships	18,050	22,990
Whiskey Barrels	38,625	12,500
Gift Cards	481	180
Grand Total	57,156	35,670

Other Income

In November 2022, the Company received a sustainability grant from the city of Denver in the total amount of $10,000. Furthermore, please see "Note 5" regarding the forgiveness of the Company's two PPP loans in the respective amounts of $46,512 and $61,642 as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5 - 10	717,514	(370,867)	-	346,647
Furniture & Fixtures	7 - 10	135,842	(61,754)	-	74,088
Vehicles	5	34,500	(6,840)	-	27,660
Leasehold Improvements	15 - 39	1,650,190	(288,491)	-	1,361,699
Grand Total	-	**2,538,046**	**(727,952)**	-	**1,810,094**

Inventory

The Company's inventory consists of finished goods, work-in-progress, raw materials, packaging, and merchandise. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below:

Inventory Type	2022	2021
Finished Goods	47,241	30,895
WIP	229,700	204,562
Raw Materials	1,452	8,080
Packaging	153,248	86,440
Merchandise	8,698	5,962
Grand Total	**440,339**	**335,939**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Included in the net receivables on the Statement of Financial Position is the Company's allowance for doubtful accounts in the amount of $2,000 as of December 31, 2022 and 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company has no equity-based compensation plan.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022 and 2021, the Company had outstanding Notes Payable owed to managing members and their immediate family members in the total respective ending balances of $482,343 and $401,296. These notes bear interest rates ranging from 2.30% - 12.00%, are unsecured, and had various maturity dates ranging from 2020 to 2023; however, the Company's management and these note holders have agreed to extend and postpone any maturities, interest accruals, and required payments of principal and/or interest until the Company becomes profitable which can occur in any year, resulting in a current position on the Statement of Financial Position.

A portion of the *12% Notes Payable* disclosed in "Note 5" in the total principal amount of $211,856 was advanced from managing members and their immediate family members. The total balance of $148,000 that converted in 2022 in exchange for 54,440 Class AAA Preferred Shares was attributable to a managing member's immediate family. Of the total balance that converted in 2021, $162,755 in principal and accrued interest was attributable to a managing member in exchange for 59,868 Class AAA Preferred Shares.

In 2022 and 2021, the Company made payments to its founder as guaranteed compensation for services in the respective amounts of $156,000 and $153,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

<u>Leases</u>

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

Operating Leases

During 2022 and 2021, the Company leased approximately 5,036 square feet of commercial space for the purposes of distilling, selling, and distributing alcoholic beverages. The Company paid monthly lease payments of $10,340 until the master lease was renewed in December 2022 for a period of 10 years. This extension calls for monthly lease payments of $15,920 that shall escalate each year by 3.00% beginning in December of the 3rd year. The Company has the option to renew the lease agreement for an additional two, 5-year extensions beginning December 2031.

The Company also leases warehouse space under a 5-year agreement requiring monthly lease payments of $8,220. The current period expires in October 2025 and the Company has the option to renew the lease agreement for an additional two, 5-year extensions. In addition, the Company leased approximately 2,047 square feet of warehouse space for monthly lease payments of $1,491 until the term's expiration in May 2022. The Company's management is currently in negotiations with the property manager for larger space and has continued to pay the same monthly payments in the interim.

	Year Ending
Lease expense	2022-12
Operating lease expense	118,191
Total	118,191
Other Information	
Operating cash flows from finance leases (i.e. Interest)	-
Operating cash flows from operating leases	94,788
ROU assets obtained in exchange for new operating lease liabilities	2,598,287
Weighted-average remaining lease term in years for operating leases	9.26
Weighted-average discount rate for operating leases	2.87%
Maturity Analysis	Operating
2023-12	289,747
2024-12	292,345
2025-12	298,559
2026-12	304,940
2027-12	311,491
Thereafter	1,389,070
Total undiscounted cash flows	2,886,152
Less: present value discount	(368,799)
Total lease liabilities	2,517,353

NOTE 5 – LIABILITIES AND DEBT

Line of Credit – The Company had a revolving line of credit with a maximum draw of $50,000 requiring monthly interest payments on any outstanding principal balance. It is secured by the Company's tangible and intangible personal property and had a total ending balance of $27,710 and $34,853 as of December 31, 2022 and 2021, respectively.

Whiskey Notes – Throughout 2019 and later in 2021, the Company entered into multiple unsecured "Whiskey Notes" with third parties for a total principal balance of $111,000. These notes fund the creation and filling of whiskey barrels, bear an interest rate of 20.80%, and mature in 2 years after the whiskey has been aged. In 2022 and 2021, a portion of these notes in the respective principal amounts of $14,000 and $48,000, along with their corresponding accrued interest of $14,221 and $26,964, have converted into 10,381 and 27,575 Class AAA Preferred Shares. Other notes have been repaid upon their various maturities in 2022 and 2021, resulting in a total ending balance, including principal and accrued interest, of $29,302 and $139,176 as of December 31, 2022 and 2021, respectively.

SBA Loan – In September 2016, the Company entered into an SBA loan agreement for $350,000 bearing a variable interest rate of 3.00% above the One Month London Interbank Offered Rate (LIBOR) in effect of the first business day of the month, plus 1.98%. This loan is secured by certain collateral and has a maturity date in September 2026. The Company remained current on its interest payments, resulting in a total ending principal balance of $165,872 and $202,645 as of December 31, 2022 and 2021, respectively.

Revenue-Based Financing – In 2022 and 2021, the Company entered into three revenue-based financing arrangements in the total respective principal balances of $251,808 and $96,050 which includes their corresponding fixed fees of $29,308 and $11,050 as shown on the Statement of Operations as a "Loss on Sale of Revenue". These arrangements had remittance rates ranging from 13.25% - 19.00% applies towards the Company's sales receivables until fully repaid, resulting in the total ending principal balances of $69,009 and $0 as of December 31, 2022 and 2021, respectively.

12% Notes Payable – Throughout 2016, 2017, and 2018, the Company entered into multiple loan agreements with various investors and related parties for a total principal balance of $445,932. All notes bear the same interest rate of 12.00% but have various maturity dates ranging from January 2022 – March 2024. In 2022 and 2021, a portion of these notes in their respective principal amounts of $294,806 and $100,000, along with their corresponding accrued interest of $163,652 and $48,000, have converted into 168,640 and 54,440 Class AAA Preferred Shares. Those that have not converted remained outstanding, resulting in a total ending balance, including principal and accrued interest, of $84,710 as of December 31, 2022. Of this outstanding balance, $29,062 is attributable to a managing member (please see "Note 3" regarding the involvement of Related Parties).

Intuit Loan – In February 2022, the Company entered into a loan agreement for $100,000 bearing an interest rate of 9.99% and a maturity date in August 2023. This loan is secured by the Company's assets and had a total ending balance, including principal and accrued interest, of $53,450 as of December 31, 2022. This loan was subsequently paid off in August 2023.

Colorado Enterprise Fund - In September 2022 and October 2017, the Company entered into two loan agreements for the respective principal amounts of $203,300 and $77,580, with corresponding interest rates of 6.75% and 10.00%, and maturity dates in September 2032 and October 2023. Both loans are personally guaranteed by the Company's founder and secured by all assets. The Company remained current on all interest payments, resulting in a total ending principal balance of $240,919 and $49,486 as of December 31, 2022 and 2021, respectively.

Other Notes Payable – In 2022 and 2021, the Company entered into multiple loan agreements for the total respective amounts of $200,000 and $25,000 bearing interest rates ranging from 8.00% - 13.00% and maturity dates throughout 2023. In April 2022, the $25,000 note converted into 9,196 Class AAA Preferred Shares. The Company's management and these note holders have agreed to extend and postpone any maturities, interest accruals, and required payments of principal and/or interest until the Company becomes profitable, resulting in a total ending balance of $200,000 and $25,000 as of December 31, 2022 and 2021, respectively.

Equipment Financing – In October 2021 and September 2019, the Company financed the purchase of certain equipment with respective principal balances of $18,543, requiring monthly payments of $296 over the course of 60 months, and $11,432 requiring monthly payments of $328 over the course of 36 months. The Company remained current on all payments and paid off one of these payables in 2022, resulting in a total ending balance of $14,368 and $21,048 as of December 31, 2022 and 2021, respectively.

EIDL - In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 bearing an interest rate of 3.75% and maturity date in May 2050. This loan is secured by all tangible and intangible personal property and had a total ending balance, including principal and accrued interest, of $162,937 and $158,906 as of December 31, 2022 and 2021, respectively.

PPP - In March 2021 and May 2020, the Company entered into two Paycheck Protection Program (PPP) loans with the respective principal balances of $46,512 and $61,642. These loans had an interest rate of 1.00%, carried no security interest, and had maturities ranging from May 2022 to March 2026. Both loans were forgiven in full in 2022 and 2021 as can be seen on the Statement of Operations.

Please see "Note 3" regarding multiple loans from Related Parties.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	27,710	1.00%	N/A	27,710	-	27,710	-	34,853	-	34,853	-
Whiskey Notes	21,000	20.80%	2023	21,000	-	21,000	8,302	57,000	-	57,000	82,176
SBA Loan	165,872	LIBOR + 4.98%	2026	8,537	157,335	165,872	-	10,712	191,933	202,645	-
Revenue-Based Financing	69,009	Fixed Fees	N/A	31,231	37,778	69,009	-	-	-	-	-
12% & Other Notes Payable	716,418	2.30 - 13.00%	2023 - 2024	636,231	80,187.00	716,418	33,584	426,296	34,075	460,371	87,976
Intuit Loan	46,112	9.99%	2023	46,112	-	46,112	7,338	-	-	-	-
Colorado Enterprise Fund	240,919	6.75% - 10.00%	2023 - 2032	26,374	214,545	240,919	-	11,867	37,619	49,486	-
Equipment Financing	14,368	N/A	2022 - 2026	3,652	10,715	14,368	-	6,680	14,368	21,048	-
EIDL	150,000	3.75%	2050	-	150,000	150,000	12,937	-	150,000	150,000	8,906.25
PPP Loan	-	1.00%	2022	-	-	-	-	46,512	-	46,512	-
Total				**800,847**	**650,561**	**1,451,408**	**62,162**	**593,919**	**427,995**	**1,021,914**	**179,058**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	841,334
2024	80,187
2025	-
2026	176,587
2027	-
Thereafter	353,300

NOTE 6 – EQUITY

The Company is a multi-member LLC with multiple classes of ownership interest. Profits and losses are allocated to members in accordance with the Operating Agreement.

A total of 1,551,648 and 1,509,648 Common Shares were issued and outstanding as of December 31, 2022 and 2021, respectively. Only holders of Common Shares are allowed to vote.

A total of 1,800,049 and 1,611,990 Preferred Shares were issued and outstanding as of December 31, 2022 and 2021, respectively. Holders of Preferred Shares are not entitled to vote; however, they receive priority return on their investment in a change of control event. Please see "Note 3" and "Note 5" regarding the conversion of various debt instruments into Class AAA Preferred Shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 26, 2024, the date these financial statements were available to be issued.

In May 2023, the Company entered into a loan agreement with the Denver Economic Development Office for $450,000 bearing an interest rate of 1.00%, a security interest in the Company's assets, and a maturity date in May 2032.

In August 2023, the Company's Intuit Loan of $100,000 was repaid in full (please see "Note 5" for further information).

From February through September 2023, the Company issued an additional 68,062 Class AAA Preferred Shares in exchange for $185,033.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during the years under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Revenue Concentration

Revenue concentration risk refers to an entity's susceptibility to potential financial hardship arising from the reliance upon a narrow range of revenue streams. In 2022 and 2021, 78% and 85% of the Company's gross revenue was attributable to Tasting Room Sales that are operated by service industry employees. An event similar to the COVID-19 pandemic could shut down operations for an unknown period of time. The Company's management will be utilizing the funds raised to expand its distribution and diversify sales streams to mitigate any risks to future profitability.